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                            KINROSS GOLD CORPORATION

                              SHARE INCENTIVE PLAN

                                  MAY 4, 1995,
                           AMENDED AS OF MAY 8, 1996,
                FURTHER AMENDED AS OF MAY 1, 1997, MAY 28, 1998,
        MAY 1, 2000, JULY 28, 2000, FEBRUARY 15, 2001, JANUARY 31, 2003, JANUARY
     1, 2004, FEBRUARY 28, 2004, MAY 10, 2004 AND DECEMBER 21, 2005.

                                   ARTICLE ONE

                         DEFINITIONS AND INTERPRETATION

Section 1.01 DEFINITIONS: For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

          (a) "Act" means the BUSINESS CORPORATIONS ACT (Ontario) or its successor, as amended from time to time;

          (b) "Aggregate Contribution" means the aggregate of a Participant's Contribution and the related Corporation's Contribution;

          (c) "Associate" where used to indicate a relationship with any person or company means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

          (d) "Basic Annual Salary" means the basic annual remuneration of a Participant from the Corporation and its Designated Affiliates exclusive of any overtime pay, bonuses or allowances of any kind whatsoever; provided, however, that for any Participant who is regularly scheduled to work a 12-hour shift, overtime pay shall be included in Basic Annual Salary, but only for the number of overtime hours worked in any two week period that, when added to the number of regular hours


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                                      -2-

               worked during the same period, will equal no more than 80 total hours for such period;

          (e) "Change of Control" means the occurrence of any one or more of the following events:

               (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates (as such term is defined in the Act) and another corporation or other entity, as a result of which the holders of common shares of the Corporation prior to the completion of the transaction hold less than 50% of the outstanding common shares of the successor corporation after completion of the transaction;

               (ii) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its subsidiaries;

               (iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

               (iv) any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

               (v) as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board of Directors shall not constitute a majority of the Board of Directors; or


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                                      -3-

               (vi) the Board adopts a resolution to the effect that a Change of
                    Control as defined herein has occurred or is imminent.

               For the purposes of the foregoing "Voting Securities" means common shares of the Corporation and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

          (f) "Committee" means the Directors or if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the board;

          (g) "Common Shares" means the common shares of the Corporation, as adjusted in accordance with the provisions of Article Six of the Plan;

          (h) "Corporation" means Kinross Gold Corporation, a corporation incorporated under the Act;

          (i) "Corporation's Contribution" means the amount the Corporation credits a Participant under Section 3.04;

          (j) "Current Market Value" means the weighted average closing prices of the Common Shares for U.S. residents on the NYSE and for non-United States residents on the TSE for the twenty (20) consecutive trading days prior to the date on which Current Market Value is determined and if the Common Shares are not trading on the NYSE, then Current Market Value for U.S. residents shall have the same meaning as ascribed herein for non-United States residents, and if the Common Shares are not then listed and posting for trading on the TSE, then the Current Market Price shall be determined based on the trading price on such stock exchange or over-the-counter market in Canada on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Common Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Current Market Value shall be the fair market value of such Common Shares as determined by the Committee in its sole discretion.

          (k) "Designated Affiliate" means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

          (l) "Directors" means the board of directors of the Corporation from time to time;

          (m) "Eligible Contractors" means individuals, other than Eligible Employees that (i) are engaged to provide on a BONA FIDE basis consulting, technical, management or other services to the Corporation or any Designated Affiliates under a written


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                                      -4-

               contract between the Corporation or the Designated Affiliate and the individual or a company which the individual consultant is an employee and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Affiliate;

          (n) "Eligible Employees" means employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate of the Corporation;

          (o) "Employment Contract" means any contract between the Corporation or any Designated Affiliate of the Corporation and any Eligible Employee relating to, or entered into in connection with, the employment of the Eligible Employee;

          (p) "Holding Period" means a period of six months or such longer period as may be required by law or the Stock Exchanges or any regulatory authority having jurisdiction over the securities of the Corporation;

          (q) "Insider" shall have the meaning ascribed thereto in the SECURITIES ACT (Ontario) other than a person who is an Insider solely by virtue of being a or senior officer of a subsidiary of the Corporation and any associate of an Insider;

          (r) "ISO" means an incentive stock option described in Section 422A(b) of the United States Internal Revenue Code;

          (s) "NSO" means an employee stock option not described in Sections 422 through 424 of the United States Internal Revenue Code;

          (t)  "NYSE" means the New York Stock Exchange;

          (u) "Option" means an option to purchase Common Shares granted pursuant to, or governed by, the Share Option Plan;

          (v) "Optionee" means a Participant to whom an Option has been granted pursuant to the Share Option Plan;

          (w) "Option Period" means the period of time during which the particular Option may be exercised;

          (x) "Participant" for the Share Purchase Plan means each Eligible Employee and for the Share Option Plan means each Eligible Contractor and Eligible Employee to whom Options are granted;

          (y) "Participant's Contribution" means the amount a Participant elects to contribute to the Share Purchase Plan under Paragraphs 3.03(a) or (b);


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                                      -5-

          (z) "Plan" means this share incentive plan which, collectively, includes the Share Purchase Plan and the Share Option Plan;

          (aa) "Retirement" in respect of a Participant means the Participant ceasing to be an Eligible Employee or Eligible Contractor after attaining a stipulated age in accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent;

          (bb) "Retirement Date" means the date that a Participant ceases to be an Eligible Employee or Eligible Contractor;

          (cc) "Share Option Plan" means the share option plan described in Article Four hereof;

          (dd) "Share Purchase Plan" means the share purchase plan described in Article Three hereof;

          (ee) "Stock Exchanges" means collectively, the TSE and the NYSE;

          (ff) "Termination" means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than the Retirement of the Eligible Employee;
               (ii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; and

          (gg) "TSE" means The Toronto Stock Exchange.

Section 1.02 SECURITIES DEFINITIONS: In the Plan, the terms "affiliate", "subsidiary" and "insider" shall have the meanings given to such terms in the SECURITIES ACT (Ontario).

Section 1.03 HEADINGS: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04 CONTEXT, CONSTRUCTION: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05 REFERENCES TO THIS PLAN: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.06 CANADIAN FUNDS: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.


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                                      -6-

                                   ARTICLE TWO

                     PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01 PURPOSE OF THE PLAN: The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees officers and consultants of the Corporation and the Designated Affiliates of the Corporation and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and consultants of the Corporation and Designated Affiliates of the Corporation, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and consultants due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02 ADMINISTRATION OF THE PLAN: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03 DELEGATION TO COMMITTEE: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the board of directors of the Corporation.

Section 2.04 RECORD KEEPING: The Corporation shall maintain a register in which shall be recorded:

          (a)  the name and address of each Optionee;

          (b) the number of Common Shares subject to Options granted to each Optionee;

          (c)  the aggregate number of Common Shares subject to Options;

          (d)  the name and address of each Participant in the Share Purchase
               Plan;


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                                      -7-

          (e)  any Participant's Contributions and Corporation's Contributions;
               and

          (f) the number of Common Shares held in safekeeping for the account of a Participant.

Section 2.05 DETERMINATION OF PARTICIPANTS AND PARTICIPATION: The Committee shall from time to time determine the Participants who may participate in the Share Purchase Plan and the Share Option Plan. The Committee shall from time to time determine the Participants to whom Options shall be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06 MAXIMUM NUMBER OF SHARES: The maximum number of Common Shares made available for the Plan is 12,833,333 which shall be allocated as follows:

          (a) Share Purchase Plan: The maximum number of Common Shares made available for the Share Purchase Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 3,666,666 Common Shares in the aggregate.

          (b) Share Option Plan: The maximum number of Common Shares made available for the Share Option Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 9,166,667 Common Shares in the aggregate.

          (c) The aggregate number of Common Shares reserved for issuance under this Plan to Insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Corporation shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to this Plan and pursuant to all other compensation arrangements of the Corporation, within a one-year period, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issuable to any one Insider and such Insider's Associates pursuant to Options, with a one-year period, shall not exceed 5% of the total number of Common Shares then outstanding. The aggregate number of Common Shares reserved for issuance to any one person upon the exercise of Options shall not exceed 5% of the total number of Common Shares then outstanding. For purposes of this Section 2.06, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option or issue of Common Shares pursuant to the Share Purchase Plan, as the case may be.


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                                      -8-


                                  ARTICLE THREE

                               SHARE PURCHASE PLAN

     Section 3.01 THE SHARE PURCHASE PLAN: A Share Purchase Plan is hereby established for Eligible Employees.

     Section 3.02 PARTICIPANTS: Participants entitled to participate in the Share Purchase Plan shall be Eligible Employees who have been providing services to the Corporation or any Designated Affiliates for at least 6 consecutive months. The Committee, shall have the right, in its absolute discretion, to waive such 6 month period or to determine that the Share Purchase Plan does not apply to any Eligible Employee.

     Section 3.03 ELECTION TO PARTICIPATE IN SHARE PURCHASE PLAN AND PARTICIPANT'S CONTRIBUTION:

          (a) Any Participant may elect to contribute money to the Share Purchase Plan in any calendar year if the Participant, prior to the end of the immediately preceding calendar year, delivers to the Corporation a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the Participant the Participant's Contribution in equal instalments.

          (b) If, on December 31 of any year, a Participant has not been continuously providing service to the Corporation or any of its Designated Affiliates for at least 6 consecutive months (unless such 6-month requirement is waived by the Committee), then, in the calendar quarter during which such Participant reaches six consecutive months of service, such Participant may elect to make a Participant's Contribution with respect to the balance of that calendar year, commencing at the beginning of the next calendar quarter, by delivering to the Corporation the written direction referred to above.

          (c) The Participant's Contribution shall be a minimum of $50.00 a month (Canadian or United States) depending on the residence of Participants but in no event shall the Participant's Contribution exceed 10% (unless otherwise specified by the Committee), before deductions, of the Participant's Basic Annual Salary; provided that, in the event of any employee electing to make a Participant's Contribution for less than a full year in accordance with paragraph (b) above, his or her Basic Annual Salary shall be pro-rated for the balance of that calendar year.

          (d) No adjustment shall be made to the Participant's Contribution until the next succeeding calendar year, and then only if a new written direction shall have been delivered to the Corporation for such calendar year. The Participant's Contribution shall be held by the Corporation in trust for the purposes of the Share Purchase Plan.


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                                      -9-


Section 3.04 CORPORATION'S CONTRIBUTION: Immediately prior to the date any Common Shares are issued to a Participant in accordance with Section 3.06, the Corporation will credit the Participant with and thereafter hold in trust for the Participant an amount equal to 50% of the Participant's Contribution then held in trust by the Corporation.

Section 3.05 AGGREGATE CONTRIBUTION: The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

Section 3.06 ISSUE OF SHARES:

          (a) As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year the Corporation shall issue for the account of each Participant fully paid and non-assessable Common Shares equal in value to the Aggregate Contribution held in trust as of such date by the Corporation converted into Common Shares at the Current Market Value of the Common Shares on the end of the applicable calendar quarter. If such conversion would otherwise result in the issue for the account of a Participant of a fraction of a Common Share, the Corporation will issue only such whole Common Shares as are issuable.

          (b) The Corporation shall hold any unused balance of the Aggregate Contribution in trust for an Eligible Employee or Other Participant until used in accordance with the Share Purchase Plan.

Section 3.07 SAFEKEEPING AND DELIVERY OF SHARES:

          (a) All Common Shares held by the Corporation pursuant to this Subsection 3.07(a) shall be registered in the name of the Corporation or its nominee and shall be held by the Corporation or its nominee, in trust, for the benefit of the Participant until title thereto vests in the Participant pursuant to this
               Section 3.07. All Common Shares issued for the account of a Participant in accordance with Section 3.06 will be held in safekeeping by the Corporation and will be delivered (registered in the name of the Participant), subject as provided in the Share Purchase Plan, to such Participant upon the expiry of the Holding Period from the date of issue of such Common Shares. If the Corporation receives, on behalf of a Participant in respect of any Common Shares so held:

                    (i) cash dividends;

                    (ii) options or rights to purchase additional securities of the Corporation or any other corporation;

                    (iii) any notice of meeting, proxy statement and proxy for any meeting of holders of Common Shares of the Corporation; or


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                                      -10-

                    (iv) other or additional Common Shares or other securities (by way of dividend or otherwise);

               then the Corporation shall forward to such Participant, at his or her last address according to the register maintained under
               Section 2.04, any of the items listed in Subparagraph 3.07
               (a)(i), (ii) and (iii); and shall hold in safekeeping any additional securities referred to in Subparagraph 3.07(a)(iv) and shall deliver such securities to the Participant with delivery of the Common Shares in respect of which such additional securities were issued.

          (b) Any Common Shares held for the account of a Participant in safekeeping by the Corporation will be distributed to a Participant or the estate of the Participant, prior to the expiry of the applicable Holding Period only upon:

                    (i) the date of the commencement of the Participant's Retirement in accordance with the Corporation's normal policy regarding Retirement;

                    (ii) the date of the commencement of the total disability of the Participant's determined in accordance with the Corporation's normal disability policy; or

                    (iii) the date of death of the Participant.

          (c) If there is a Change of Control, then any Common Shares held in trust for a Participant shall be immediately deliverable to the Participant. In addition, the Corporation's Contribution shall immediately be made and the Common Shares shall be issued for the then Aggregate Contribution based on the Current Market Value of the Common Shares on the date of the Change of Control prior to the completion of the transaction which results in the Change of Control.

Section 3.08 TERMINATION: In the event of the Termination of a Participant:

          (a) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan;

          (b) any portion of the Participant's Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant;

          (c) any portion of the Corporation's Contribution then held in trust for the Participant shall be paid to the Corporation;

          (d) any Common Shares then held in safekeeping for a Participant pursuant to Subsection 3.07(a) shall, subject to Subsection 3.07(b) in the case of Retirement, disability or death, and subject to the provisions of the Act, be released to the Participant upon the expiry of the Holding Period, or purchased for cancellation


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                                      -11-

               by the Corporation at an amount equal to the Participant's Contribution and such proceeds shall be paid to the Participant; and

          (e) this Section 3.08 is subject to any Employment Agreement or any other agreement to which the Corporation or its Designated Affiliate is a party with respect to the rights of such Participant upon Termination or Change in Control.

Section 3.09 ELECTION TO WITHDRAW FROM SHARE PURCHASE PLAN: Any Participant may at any time elect to withdraw from the Share Purchase Plan. In order to withdraw the Participant must give at least two weeks' notice to the Corporation in writing in form and substance satisfactory to the Corporation directing the Corporation to cease deducting from the Participant's remuneration the Participant's Contribution. Deductions will cease to be made commencing with the first pay date following expiry of the two week notice. The Participant's Contribution will continue to be held in trust. On the next following date for making the Corporation's Contribution the Corporation will credit the Participant with the pro rata amount of the Corporation's Contribution, calculated in accordance with Section 3.04. The issuance and delivery of Common Shares will not be accelerated by such withdrawal but will occur on the date on which such Common Shares would otherwise have been issued in accordance with
Section 3.06 and delivered to the Participant in accordance with Section 3.07 had the Participant not elected to withdraw from the Share Purchase Plan.

Section 3.10 NECESSARY APPROVALS: The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Purchase Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any Participant's Contribution held in trust for a Participant shall be returned to the Participant without interest.

                                  ARTICLE FOUR

                                SHARE OPTION PLAN

Section 4.01 THE SHARE OPTION PLAN AND PARTICIPANTS: A Share Option Plan is hereby established for Eligible Employees and Eligible Contractors. An Option issued under the Share Option Plan may be an ISO or a NSO.

Section 4.02 TEN-PERCENT SHAREHOLDERS: An Eligible Employee or an Eligible Contractor who owns shares representing more than 10% of the total combined voting power of all classes of outstanding shares of the Corporation or any of its subsidiaries shall not be eligible for the grant of an ISO unless (a) the Exercise Price under such ISO is at least 110% of the Current Market Value of a Common Share on the date of grant and (b) such ISO by its terms is not exercisable after the expiration of five years from the date of grant.

Section 4.03 STOCK OPTION AGREEMENT: Each grant of an Option under the Share Option Plan shall be evidenced by a Share Option Agreement between the Participant and the Corporation.


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                                      -12-

Such Option shall be subject to all applicable terms and conditions of the Share Option Plan and may be subject to any other terms and conditions which are not inconsistent with the Share Option Plan and which the Committee deems appropriate for inclusion in a Share Option Agreement. The provisions of the various Share Option Agreements entered into under the Share Option Plan need not be identical. The Committee may designate all or any part of an Option as an ISO.

Section 4.04 EXERCISE PRICE: The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the price of the Common Shares on the TSE on the last trading day immediately preceding the date of grant of such Option.

Section 4.05 TERM OF OPTION: The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to any Employment Contract, provided that no Option Period shall exceed 5 years. Notwithstanding the foregoing for any Option granted after December 21, 2005, if its Option Period expires during a corporate blackout period applicable to the holder of such Option, the Option Period of such Option shall be extended to the 10th business day following the expiry of the blackout period.

Section 4.06 LAPSED OPTIONS: If Options granted under the Share Option Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

Section 4.07 EXERCISE OF OPTIONS: The Committee shall determine when any Option will become exercisable and may determine that the Option will be exercisable immediately or in installments during an Option Period or otherwise, and the exercise of the Options under this Section 4.07 shall be in accordance with this Plan.

Section 4.08 ELIGIBLE PARTICIPANTS ON EXERCISE: An Option may be exercised by the Optionee in whole at any time, or in part from time to time, in accordance with Section 4.07, provided however that, except as otherwise specifically provided in Section 4.11 or Section 4.12 hereof or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of grant of such Option, or in the case of an Eligible Contractor provided services, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan.

Section 4.09 PAYMENT OF EXERCISE PRICE: The issue of Common Shares on exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise or by any other means as approved by the Committee. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option, unless and until certificates for such Common Shares are issued to such Optionee, or them, under the terms of the Plan. Subject to Sections 4.12 and
6.01 hereof, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased. The exercise of any Option will be contingent upon receipt by the Corporation of cash payment of the full purchase price of the Common Shares which are the subject of the exercised Option.

No Participant or his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which he or she was granted an Option under this Plan, unless and until certificates for such Common Shares are issued to him or her, or them, under the terms of the Plan.

Section 4.10 ACCELERATION ON CHANGE OF CONTROL: In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Committee pursuant to Section 4.07 hereof, if applicable.

Section 4.11 DEATH OF PARTICIPANT: If a Participant dies while an Optionee, any Option held by such Optionee at the date of death shall become immediately exercisable notwithstanding any determination of the Committee pursuant to
Section 4.07 hereof, if applicable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of twelve months after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option.

Section 4.12 EFFECT OF RETIREMENT OR TERMINATION: In the event of the Retirement or Termination of a Participant, such Participant may, but only within sixty
(60) days immediately following such Retirement or Termination, exercise his or her Options to the extent that such Participant was entitled to exercise such Options at the date of such Retirement or Termination. Notwithstanding the foregoing, in the event of the Retirement or Termination of a Participant, the Committee may determine when any Option shall become exercisable or otherwise, notwithstanding Section 4.07 of the Plan. This Section 4.12 is subject to any Employment Agreement or any other agreement to which the Corporation or its Designated Affiliates is a party with respect to the rights of such Participant upon Retirement or Termination or Change in Control.

Section 4.13 NECESSARY APPROVALS: The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any Option exercise price paid to the Corporation shall be returned to the Participant.

Section 4.14 TERM OF THE SHARE OPTION PLAN: The Share Option Plan, as set forth herein, shall become effective on May 4, 1995. The Share Option Plan shall remain in effect until it is terminated by the Board of Directors, except that no ISOs shall be granted after May 3, 2014.

                                  ARTICLE FIVE

                      WITHHOLDING TAXES AND SECURITIES LAWS
                         OF THE UNITED STATES OF AMERICA

Section 5.01 WITHHOLDING TAXES: The Corporation or any Designated Affiliate of the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option or Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes.

                                   ARTICLE SIX

                                     GENERAL

Section 6.01 EFFECTIVE TIME OF PLAN: The Plan shall become effective upon a date to be determined by the board of directors.

Section 6.02 AMENDMENT OF PLAN: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan or any Options granted pursuant to the Plan, provided that any amendment, modification or change to the provisions of the Plan or any Options granted pursuant to the Plan which would:

          (a) materially increase the benefits under the Plan or any Options granted pursuant to the Plan;

          (b) increase the number of Common Shares, other than by virtue of Sections 6.06, 6.07 and 6.08 of the Plan, which may be issued pursuant to the Plan;

          (c) materially modify the requirements as to eligibility for participation in the Plan; or

          (d)  amend, modify or change Section 4.07 of the Plan.

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation if required by the Stock Exchanges and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan or any Options granted pursuant to the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

Section 6.03 NON-ASSIGNABLE: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no right or interest of a Participant is assignable or transferable.

Section 6.04 RIGHTS AS A SHAREHOLDER: No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option. No Optionee shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of exercise of any Option.

Section 6.05 NO CONTRACT OF EMPLOYMENT: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in any of the Plans by a Participant shall be voluntary.

Section 6.06 CHANGE OF CONTROL: In the event of a Change of Control:

          (a) each Participant for whom Common Shares are held in safekeeping under the Share Purchase Plan shall receive on the date that Common Shares would otherwise be delivered to the Participant the securities, property or cash to which the Participant would have received upon such Change of Control if the Participant had held the Common Shares immediately prior to such Change of Control; and

          (b) upon the exercise of an Option under the Share Option Plan, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such Change of Control if the holder had exercised the Option immediately prior to such Change of Control, unless the Directors otherwise determine the basis upon which such Option shall be exercisable; and

Section 6.07 ADJUSTMENT IN NUMBER OF SHARES SUBJECT TO THE PLAN: In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

         (a) the number of Common Shares available under the Plan;

         (b) the number of Common Shares subject to any Option; and

         (c) the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 6.08 SECURITIES EXCHANGE TAKE-OVER BID: In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the SECURITIES ACT (Ontario)) pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options and Restricted Share Rights, as the case may be, on the tenth (10th) day after the mailing of such notice without further formality, provided that:

          (a) the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options on the equity securities offered as consideration;

          (b) the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Options or Restricted Share Rights being surrendered; and

          (c) the surrender of Options and the granting of replacement options can be effected on a tax deferred basis under the INCOME TAX ACT (Canada).

Section 6.09 NO REPRESENTATION OR WARRANTY: The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

Section 6.10 COMPLIANCE WITH APPLICABLE LAW: If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 6.11 INTERPRETATION: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.